Exhibit 99.2

Codere Online Q1 2025 Earnings May 16, 2025

Disclaimer This presentation (this “Presentation”), its contents and any information provided during the meeting to present this document are for discussion purposes only, and must not be relied upon for any purpose . This Presentation is not for release, publication or distribution, in whole or in part, in or into any jurisdiction where such distribution would be unlawful . Certain terms used throughout this Presentation are defined in the Defined Terms section included at the end of this Presentation . Forward - Looking Statements Certain statements in this document may constitute “forward - looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 . Forward - looking statements include, but are not limited to, statements regarding Codere Online Luxembourg, S . A . and its subsidiaries (collectively, “Codere Online”) or Codere Online’s or its management team’s expectations, hopes, beliefs, intentions or strategies regarding the future . In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward - looking statements . The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward - looking statements, but the absence of these words does not mean that a statement is not forward - looking . Forward - looking statements in this document may include, for example, statements about Codere Online’s financial performance and, in particular, the potential evolution and distribution of its net gaming revenue ; any prospective and illustrative financial information ; and changes in Codere Online’s strategy, future operations and target addressable market, financial position, estimated revenues and losses, projected costs, prospects and plans as well as he Company’s expectations about the timing of completion and filing of the Form 20 - F for the year ended December 31 , 2024 (the “ 2024 Annual Report”), and statements related to the Company’s plan, timing and actions taken to regain compliance with the Listing Rule 5250 (c)(1) . These forward - looking statements are based on information available as of the date of this document and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties . Accordingly, forward - looking statements should not be relied upon as representing Codere Online’s or its management team’s views as of any subsequent date, and Codere Online does not undertake any obligation to update forward - looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws . As a result of a number of known and unknown risks and uncertainties, Codere Online’s actual results or performance may be materially different from those expressed or implied by these forward - looking statements . There may be additional risks that Codere Online does not presently know or that Codere Online currently believes are immaterial that could also cause actual results to differ from those contained in the forward - looking statements . Some factors that could cause actual results to differ include (i) changes in applicable laws or regulations, including online gaming, privacy, data use and data protection rules and regulations as well as consumers’ heightened expectations regarding proper safeguarding of their personal information, (ii) the impacts and ongoing uncertainties created by regulatory restrictions, changes in perceptions of the gaming industry, changes in policies and increased competition, and geopolitical events such as war, (iii) the ability to implement business plans, forecasts, and other expectations and identify and realize additional opportunities, (iv) the risk of downturns and the possibility of rapid change in the highly competitive industry in which Codere Online operates, (v) the risk that Codere Online and its current and future collaborators are unable to successfully develop and commercialize Codere Online’s services, or experience significant delays in doing so, (vi) the risk that Codere Online may never achieve or sustain profitability, (vii) the risk that Codere Online will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all, (viii) the risk that Codere Online experiences difficulties in managing its growth and expanding operations, (ix) the risk that third - party providers, including the Codere Group, are not able to fully and timely meet their obligations, (x) the risk that the online gaming operations will not provide the expected benefits due to, among other things, the inability to obtain or maintain online gaming licenses in the anticipated time frame or at all, (xi) the risk that Codere Online is unable to secure or protect its intellectual property, (xii) the risk that Codere Online’s securities may be delisted from Nasdaq and (xiii) the possibility that Codere Online may be adversely affected by other political, economic, business, and/or competitive factors . Additional information concerning certain of these and other risk factors is contained in Codere Online’s filings with the U . S . Securities and Exchange Commission (the “SEC”) . All subsequent forward - looking statements concerning Codere Online or other matters and attributable to Codere Online or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above . No Offer or Solicitation This Presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933 , as amended, or an exemption therefrom . Trademarks This Presentation may contain trademarks, service marks, trade names and copyrights of Codere Online or other companies, which are the property of their respective owners . Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the TM, SM, © or ® symbols, but Codere Online will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights .

Disclaimer (cont.) Financial Information and non - IFRS Financial Measures Codere Online’s financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), which can differ in certain significant respects from generally accepted accounting principles in the United States of America (“U . S . GAAP”) . This Presentation includes certain financial measures not presented in accordance with U . S . GAAP or IFRS (“non - IFRS”), such as, without limitation, net gaming revenue, Adj . EBITDA or EBITDA and constant currency figures . These non - IFRS financial measures are not measures of financial performance in accordance with U . S . GAAP or IFRS and may exclude items that are significant in understanding and assessing Codere Online’s financial results . Therefore, these measures should not be considered in isolation or as an alternative to revenue, net income, cash flows from operations or other measures of profitability, liquidity or performance under U . S . GAAP or IFRS . You should be aware that Codere Online’s presentation of these measures may not be comparable to similarly - titled measures used by other companies . In addition, the audit of Codere Online’s financial statements in accordance with PCAOB standards, may impact how Codere Online currently calculates its non - IFRS financial measures, and we cannot assure you that there would not be differences, and such differences could be material . Codere Online believes that the use of these non - IFRS financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in comparing Codere Online’s financial measures with other similar companies, many of which present similar non - IFRS financial measures to investors . These non - IFRS financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non - IFRS financial measures . Reconciliations of non - IFRS financial measures to their most directly comparable measure under IFRS are included herein . This presentation may include certain projections of non - IFRS financial measures . Codere Online is unable to quantify certain amounts that would be required to be included in the most directly comparable U . S . GAAP or IFRS financial measures without unreasonable effort, due to the inherent difficulty and variability of accurately forecasting the occurrence and financial impact of the various adjusting items necessary for such comparable measures or such reconciliation that have not yet occurred, are out of our control, or cannot be reasonably predicted, ascertained or assessed, which could have a material impact on its future IFRS financial results . Consequently, no disclosure or reconciliation of estimated comparable U . S . GAAP or IFRS forward looking statements is included . Use of Projections This Presentation contains financial forecasts with respect to Codere Online’s business and projected financial results, including net gaming revenue and Adjusted EBITDA . Codere Online’s independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Presentation . These projections should not be relied upon as being necessarily indicative of future results . The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information . See “Forward - Looking Statements” above . Accordingly, there can be no assurance that the prospective results are indicative of the future performance of Codere Online or that actual results will not differ materially from those presented in the prospective financial information . Inclusion of the prospective financial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved . For further information on the limitations and assumptions underlying these projections, please refer to Codere Online’s filings with the SEC . Preliminary Information This Presentation contains figures, financial metrics, statistics and other information that is preliminary and subject to change (the “Preliminary Information”) . The Preliminary Information has not been audited, reviewed, or compiled by any independent registered public accounting firm . This Preliminary Information is subject to ongoing review including, where applicable, by Codere Online's independent auditors . Accordingly, no independent registered public accounting firm has expressed an opinion or any other form of assurance with respect to the Preliminary Information . During the course of finalizing such Preliminary Information, adjustments to such Preliminary Information presented herein may be identified, which may be material . Codere Online undertakes no obligation to update or revise the Preliminary Information set forth in this Presentation as a result of new information, future events or otherwise, except as otherwise required by law . The Preliminary Information may differ from actual results . Therefore, you should not place undue reliance upon this Preliminary Information . The Preliminary Information is not a comprehensive statement of financial results, and should not be viewed as a substitute for full financial statements prepared in accordance with IFRS . In addition, the Preliminary Information is not necessarily indicative of the results to be achieved in any future period . Industry and Market Data In this Presentation, Codere Online relies on and refers to certain information and statistics obtained from publicly available information and third - party sources, which it believes to be reliable . Codere Online has not independently verified the accuracy or completeness of any such publicly - available and third - party information, does not make any representation as to the accuracy or completeness of such data and does not undertake any obligation to update such data after the date of this Presentation . You are cautioned not to give undue weight to such industry and market data .

Aviv Sher CEO Today’s Presenters Oscar Iglesias CFO

1 Corporate Overview 2 Financial Results (Preliminary Unaudited) 3 2025 Outlook 4 Appendix Table of Contents 7 10 19 22

1 Corporate Overview

1 Codere Online At a Glance

Codere Online offers online sports betting and online casino through its state-of-the art website and mobile applications. It is Nasdaq listed under symbol CDRO, and majority-owned by Codere Group.

2014	Codere Online launched operations in Spain
2018	Experienced and proven Israel-based digital management team hired to expand the business
2021	Listed on Nasdaq after merging with US SPAC DD3 Acquisition Corp II, raising over $100 mm
5 Core Markets	Currently operating in Spain, Mexico, Colombia, Panama and Argentina
28% growth	2021 – 2025E Net Gaming Revenue[(1)] CAGR[(2)]
30+ years	Codere Group retail track record in Latin American and European markets
€4.8 bn	Combined TAM of Codere Online Core Markets (Latam)[(3)] by 2029
€8.4 bn	Combined TAM of Codere Online Expansion Markets (Latam)[(4)] by 2029

The Latin American online sports betting and casino market is rapidly growing and becoming a strategic focus for the global gaming industry.

Codere Online is especially well positioned to become a leading player across the region.

1. See page 27 for the definition of Net Gaming Revenue, which is a non-IFRS measure and page 26 for a reconciliation of this and other non-IFRS measures to their most comparable IFRS measures.
2. Figure reflects 4-year CAGR between €83 mm in 2021 and €225 mm (midpoint of the €220 – 230 mm) Net Gaming Revenue outlook for 2025.
3. Includes Mexico, Colombia, Panama and Argentina. Source: H2GC as of May 2025.
4. Includes Brazil, Chile, Peru, Puerto Rico, Uruguay and Rest of Latam. Source: H2GC as of May 2025.

7

8 1 Q1 2025 Highlights 1. See page 27 for the definition of all operating metrics and page 26 for reconciliations of non - IFRS measures. 2. See Forward - Looking Statements disclaimer on page 2. Revenue Growth / Mix Portfolio KPIs (1) Cohort KPIs (1) Nasdaq Compliance (2) Consolidated NGR of €57.0 mm in Q1 2025, +8% vs. Q1 2024 despite FX headwinds 61% from Casino 39% from Sports Betting ~161k Avg. Monthly Actives, +13% vs. Q1 2024 Avg. Monthly Spend per Active of €118, 5% below Q1 2024 ~322k new customer registrations with 91k First Time Deposits in Q1 2025 28% Conversion Rate and Cost per Acquisition of €198 2023 20 - F filed on May 1 st and back in compliance notice received on May 15 th New delisting notice related to the 2024 20 - F expected in the coming days, but anticipated to be resolved upon filing, targeted for the end of May Share Buyback Plan 68,384 shares repurchased at an average price of $6.63 under our authorized share buyback plan through May 15, 2025 Q1 2025 Net Gaming Revenue (NGR) of €57 mm (8% above Q1 2024) and positive Adj. EBITDA of €1.8 mm

2 Financial Results (Preliminary Unaudited 1 ) 1. See "Preliminary Information" disclaimer on slide 3.

2 Consolidated Net Gaming Revenue and Adj. EBITDA[1]

codere online

8% NGR increase in Q1 2025 primarily driven by Mexico and €1.8 mm positive Adj. EBITDA in the quarter

Figures in EUR mm

	Quarter				LTM				LTM (% Total)		
	Q1-24	Q1-25	Var.	%	Q1-24	Q1-25	Var.	%	Q1-24	Q1-25	Chg. (p.p.)
Net Gaming Revenue											
Spain	22.3	21.9	-0.4	-1.8%	79.5	87.4	7.9	9.9%	42.9%	40.5%	-2.4
Mexico	26.6	30.5	3.9	14.7%	90.7	110.5	19.8	21.8%	48.9%	51.3%	2.3
Other[2]	4.1	4.5	0.4	9.8%	15.1	17.7	2.6	17.2%	8.2%	8.2%	0.0
Total	**53.0**	**57.0**	**4.0**	**7.5%**	**185.4**	**215.6**	**30.2**	**16.3%**	**100.0%**	**100.0%**	**0.0**
Adj. EBITDA											
Spain[3]	6.8	5.5	-1.3	-19.1%	28.3	24.4	-3.9	-13.8%			
Mexico	0.3	1.8	1.5	n.m.	-6.2	2.0	8.2	n.m.			
Other[2]	-0.8	-0.3	0.5	62.5%	-4.8	-2.1	2.7	56.3%			
B2C Adj. EBITDA	**6.3**	**7.0**	**0.7**	**11.1%**	**17.3**	**24.3**	**7.0**	**40.5%**			
Undistributed B2B / HQ Opex[4]	-4.6	-5.2	-0.6	-13.0%	-24.1	-17.8	6.3	26.1%			
Adj. EBITDA[5]	**1.7**	**1.8**	**0.1**	**5.9%**	**-6.8**	**6.5**	**13.3**	**n.m.**			

1. Net Gaming Revenue, EBITDA and Adj. EBITDA are non-IFRS measures – see page 26 for a reconciliation of these and other non-IFRS measures to their most directly comparable IFRS measure.
2. Includes Colombia, Panama and the City of Buenos Aires (Argentina).
3. Q1-24 LTM figure excludes the €0.5 mm impact of a retail withdrawal fraud.
4. Reflects personnel and headquarter expenses that have not been allocated to the individual B2C business units. Starting in 2024, certain expenses previously reported as B2B expenses have been allocated to the individual B2C units.
5. Figures exclude the non-cash provision related to the long term incentive plan for employees. Since Q1-23, Adj. EBITDA excludes the impact of inflation accounting (IAS 29) in Argentina. Since Q2-24, Adj. EBITDA reflects the impact from the capitalization of certain office and car leases pursuant to IFRS 16.

10

2 Consolidated Income Statement

codere online

Adj. EBITDA of positive €1.8 mm in Q1-25, in line with Q1-24

Figures in EUR mm

	Quarter				LTM				Historical Evolution		
	Q1-24	Q1-25	Var.	%	Q1-24	Q1-25	Var.	%	FY-22	FY-23	FY-24
Consolidated Income Statement											
Net Gaming Revenue	**53.0**	**57.0**	**4.0**	**7.5%**	**185.4**	**215.6**	**30.2**	**16.3%**	**122.9**	**171.9**	**211.6**
Marketing[1]	-22.3	-23.8	-1.5	-6.7%	-86.1	-91.5	-5.4	-6.3%	-96.9	-83.7	-90.0
Platform & Content[2]	-13.3	-13.8	-0.5	-3.8%	-46.4	-54.7	-8.3	-17.9%	-36.2	-43.9	-54.2
Gaming Taxes[3]	-9.3	-10.2	-0.9	-9.7%	-33.2	-37.4	-4.2	-12.7%	-21.4	-30.8	-36.5
Personnel	-4.4	-5.1	-0.7	-15.9%	-16.3	-18.0	-1.7	-10.4%	-12.2	-15.7	-17.3
Other[3]	-2.0	-2.2	-0.2	-10.0%	-10.1	-7.5	2.6	25.7%	-7.4	-9.6	-7.3
Adj. EBITDA[4]	**1.7**	**1.8**	**0.1**	**5.9%**	**-6.8**	**6.5**	**13.3**	**n.m.**	**-51.2**	**-11.7**	**6.4**
% of Net Gaming Revenue											
Net Gaming Revenue	**100.0%**	**100.0%**	**0.0**		**100.0%**	**100.0%**	**0.0**		**100.0%**	**100.0%**	**100.0%**
Marketing[1]	-42.1%	-41.8%	0.3		-46.5%	-42.5%	4.0		-78.8%	-48.7%	-42.5%
Platform & Content[2]	-25.1%	-24.3%	0.7		-25.1%	-25.4%	-0.3		-29.5%	-25.5%	-25.6%
Gaming Taxes[3]	-17.5%	-17.9%	-0.3		-17.9%	-17.3%	0.6		-17.4%	-17.9%	-17.2%
Personnel	-8.3%	-9.0%	-0.7		-8.8%	-8.3%	0.5		-9.9%	-9.1%	-8.2%
Other[3]	-3.7%	-3.9%	-0.1		-5.5%	-3.5%	2.0		-6.0%	-5.6%	-3.4%
Adj. EBITDA[4]	**3.3%**	**3.2%**	**-0.1**		**-3.7%**	**3.0%**	**6.7**		**-41.6%**	**-6.8%**	**3.0%**

1. Includes all direct marketing, indirect marketing and affiliate fees (see page 27 for definitions of these items).
2. Includes payment service provider fees and sports streaming / data feeds.
3. Q1-24 LTM and FY-23 figures exclude the €0.5 mm impact of a retail withdrawal fraud in Spain.
4. Figures exclude the non-cash provision related to the long term incentive plan for employees. Since Q1-23, Adj. EBITDA excludes the impact of inflation accounting (IAS 29) in Argentina. Since Q2-24, Adj. EBITDA reflects the impact from the capitalization of certain office and car leases pursuant to IFRS 16.

11

12 80 69 69 81 75 73 67 73 91 Q1 - 23 Q2 - 23 Q3 - 23 Q4 - 23 Q1 - 24 Q2 - 24 Q3 - 24 Q4 - 24 Q1 - 25 000s 39.5 39.1 43.2 50.1 53.0 54.4 51.7 52.6 57.0 Q1 - 23 Q2 - 23 Q3 - 23 Q4 - 23 Q1 - 24 Q2 - 24 Q3 - 24 Q4 - 24 Q1 - 25 EUR mm 2 Consolidated Income Statement 1. Avg. Monthly Actives include real money (i.e. exclude free bets) sports betting and casino actives. 2. Increase in Consolidated CPA in 2023 and 2024 due to mix effect (i.e. more FTDs acquired in Spain and Mexico and less in Colombia and Argentina as well as more casino - first FTDs relative to sports - first FTDs). Net Gaming Revenue FTDs Cost per Acquisition (CPA) (2) Avg. Monthly Actives (1) 8% NGR growth (17% in constant currency) versus Q1 2024 driven by higher active customers on the back of higher FTDs 8% 17% 8% 18% 13% 9% 21% 25% Actual Constant currency 124 126 124 139 143 146 143 147 161 Q1 - 23 Q2 - 23 Q3 - 23 Q4 - 23 Q1 - 24 Q2 - 24 Q3 - 24 Q4 - 24 Q1 - 25 000s 161 179 200 218 216 236 250 211 198 172 180 180 190 203 217 230 228 224 Q1 - 23 Q2 - 23 Q3 - 23 Q4 - 23 Q1 - 24 Q3 - 24 Q4 - 24 Q1 - 25 EUR Quarterly Q2 - 24 LTM

13 18.4 17.5 18.9 20.8 22.3 21.8 20.9 22.8 21.9 Q1 - 23 Q2 - 23 Q3 - 23 Q4 - 23 Q1 - 24 Q2 - 24 Q3 - 24 Q4 - 24 Q1 - 25 EUR mm 60.0 75.7 87.7 FY 2022 FY 2023 FY 2024 EUR mm 2 Spain Financial and Operating Metrics 2% decline in Net Gaming Revenue in Q1 2025 and 4% increase in active customers Q1 - 23 Q2 - 23 Q3 - 23 Q4 - 23 Q1 - 24 Q2 - 24 Q3 - 24 Q4 - 24 1. Avg. Monthly Actives include real money (i.e. exclude free bets) sports betting and casino actives. Net Gaming Revenue (Quarterly) Net Gaming Revenue (LTM) Avg. Monthly Actives (1) (LTM) Avg. Monthly Actives (1) (Quarterly) 38 42 50 FY 2022 FY 2023 FY 2024 000s 11% 26% (2%) (4%) 4% 7% 16% 17% 40 41 41 47 50 52 49 49 52 Q1 - 25 000s

14 17.6 18.0 21.0 25.1 26.6 28.2 26.7 25.1 30.5 Q1 - 23 Q2 - 23 Q3 - 23 Q4 - 23 Q1 - 24 Q2 - 24 Q3 - 24 Q4 - 24 Q1 - 25 EUR mm 38 53 64 FY 2022 FY 2023 FY 2024 000s 2 Mexico Financial and Operating Metrics Q1 2025 NGR 15% above Q1 2024 (+34% in constant currency) driven by a 31% increase in active customers 51.1 81.7 106.6 FY 2022 FY 2023 FY 2024 EUR mm Q1 - 23 Q2 - 23 Q3 - 23 Q4 - 23 Q1 - 24 Q2 - 24 Q3 - 24 Q4 - 24 1. Avg. Monthly Actives include real money (i.e. exclude free bets) sports betting and casino actives. Net Gaming Revenue (Quarterly) Net Gaming Revenue (LTM) Avg. Monthly Actives (1) (LTM) Avg. Monthly Actives (1) (Quarterly) 39% 60% Actual 15% Constant currency 34% 21% 41% 31% 19% 30% 23% 50 50 52 59 63 62 64 69 82 Q1 - 25 000s

15 17.0 18.0 19.0 20.0 21.0 22.0 23.0 24.0 2 Mexico Exchange Rate Evolution The Mexican peso devalued by more than 16% in Q1 2025 versus the prior year period, reducing our NGR in the country by €5.0 mm 1. Source: Banxico MXN / EUR Exchange Rate (1) +16.4% Q1 2024 Avg. 18.5 Q1 2025 Avg. 21.5

16 16.3 0.0 16.3 - 0.4 16.7 5.1 0.0 5.1 - 1.2 6.4 21.4 0.0 21.4 - 1.6 23.0 3.2 0.0 3.2 0.1 3.2 1.4 0.0 1.4 - 0.2 1.7 4.6 0.0 4.6 - 0.2 4.8 0.5 0.0 0.5 - 1.0 1.5 5.1 0.0 5.1 - 1.2 6.4 2 Consolidated Balance Sheet, NWC and Cash (31/03/25) €42 mm in total cash (of which €37 mm is available) and negative NWC position of €18 mm Accounts Payable, Net Net Working Capital (NWC) Balance Sheet A/P, Net Actual Adj. PF ( - ) A/R A/P Figures in EUR mm Figures in EUR mm Figures in EUR mm Assets 3rd Party 16.3 Working Capital - Assets 41.8 Cash & Equivalents Codere Group 34.2 Working Capital - Liabilities 9.6 Financial Assets (1) Total - 17.9 Net Working Capital 1.6 Accounts Receivable (2) - 8% % Q1 - 25 LTM NGR (4) 53.0 Current Assets 9.8 Deferred Tax Assets (3) Codere Group 2.5 Intangible & Other Assets Services Provided (6) Working Capital - Assets 65.3 Total Assets Legal Reorganization (7) 5.1 Reserved Cash (5) Sub - Total 9.6 Financial Assets Liabilities & Owners' Equity Retail Transactions (8) 1.6 Accounts Receivable 9.6 Customer Balances Total 16.3 Total 23.0 Accounts Payable (2) 1.5 Accrued Wages Cash & Equivalents Working Capital - Liabilities 4.0 Public Warrant Liability Figures in EUR mm 9.6 Customer Balances 2.1 Lease Liabilities (IFRS 16) % Total USD mm 23.0 Accounts Payable 0.1 Taxes Payable, Net 57% 23.8 Europe/Israel 39.7 36.7 Available 1.5 Accrued Wages 40.5 Total Liabilities 18.0 43% Latam 5.1 5.5 Reserved 0.1 Taxes Payable, Net 24.8 Owner's Equity 41.8 100% Total 41.8 45.2 Total 34.2 Total 65.3 Total Liabilities & Owner's Equity 1. Figure includes cash in transit (i.e. pending settlement with payment service providers) and other restricted cash (e.g. cash collateralizing bank guarantees). 2. Figure excludes certain related party amounts pursuant to the on - going legal reorganization in Argentina. 3. Figure includes a €7.4 mm deferred tax asset related to the activation of net operating losses in SEJO due to the Spanish tax consolidation perimeter in place since January 1, 2023 and €2.3 mm due to the long term incentive plan provisions (which give rise to temporary differences in regards to deductibility). 4. Figure based on Q1 - 25 LTM Net Gaming Revenue of €215.6 mm. 5. Figure reflects reserved customer balances as required by applicable local regulation in certain jurisdictions. 6. Figures reflect amounts due to Codere Group pursuant to platform, technology, affiliate and shared services provided by Codere Group to Codere Online. 7. Figures reflect amounts due to/from Codere Group related to on - going segregation of certain Latin American businesses pursuant to the Business Combination. 8. Figures reflect online customer deposit and withdrawal activity (as applicable) in Codere Group retail venues pursuant to the omnichannel strategy.

2 Consolidated Cash Flow Statement

codere online

Q1-25 Cash Flow Statement

Figures in EUR mm	Q1-25
Net Income	**-0.7**
Plus: Provision for Corporate Income Taxes[1]	0.2
Less: Corporate Income Taxes Paid	-0.6
Plus: FX Impact on Cash[2]	0.9
Plus: D&A[3]	0.2
Plus: Non-Cash Expenses/(Income)[4]	0.8
Plus: Decr./(Incr.) in NWC	1.4
Cash Flow from Operations	**2.2**
Capital Expenditures	0.0
Other	0.0
Cash Flow from Investing	**0.0**
Other	0.0
Cash Flow from Financing	**0.0**
Period Cash Flow	**2.2**
Available Cash	
Beginning of Period	35.4
Period Cash Flow	2.2
Less: FX Impact on Cash[2]	-0.9
End of Period	**36.7**

Change in NWC – Q1-25 Cash Impact

Figures in EUR mm	Dec 2024	Mar 2025	Chg.
Working Capital - Assets	25.5	22.4	3.0
Working Capital - Liabilities	42.9	40.4	-2.6
Net Working Capital (BS)	**-17.5**	**-17.9**	**0.4**
Non-Cash Impact[5]			1.0
Net Working Capital (CFS)			**1.4**
Working Capital - Assets			
Reserved Cash	5.1	5.1	-0.0
Financial Assets	13.2	9.6	3.6
Accounts Receivable	1.7	1.6	0.1
Taxes Receivable	5.5	6.1	-0.6
Total	**25.5**	**22.4**	**3.0**
Working Capital - Liabilities			
Customer Balances	10.0	9.6	-0.3
Accounts Payable	24.3	23.0	-1.2
Taxes Payable	6.2	6.2	0.0
Accrued Wages	2.5	1.5	-1.0
Total	**42.9**	**40.4**	**-2.6**

1. Figure reflects a €0.1 mm provision for CIT in Spain and €0.1 mm in other jurisdictions.
2. Figure reflects the period exchange rate impact on cash balances which is included in Net Income and which in certain prior period reports was reported under cash flow from financing.
3. Figure reflects the non-cash portion of D&A (i.e. excludes amortization of rental expense capitalized pursuant to IFRS 16).
4. Figure reflects a €0.5 mm expense on variation in fair value of public warrants and a €0.5 mm expense related to the long term incentive plan partially offset by a €0.1 mm non-cash gain due to unrealized FX impacts.
5. Figure reflects unrealized FX impacts on working capital (assets and liabilities).

17

3 2025 Outlook

19 63.0 71.3 83.2 122.9 171.9 211.6 2019 2020 2021 2022 2023 2024 2025E Net Gaming Revenue (EUR mm) - 15.2 - 5.6 - 23.8 - 51.2 - 11.7 6.4 Adj. EBITDA (EUR mm) 3 2025 Net Gaming Revenue and Adj. EBITDA Outlook 2025 NGR outlook of €220 - 230 mm and Adj. EBITDA outlook of €10 - 15 mm Outlook (3) Historicals (1) 1. Figures exclude our .com business (Greenplay) sold on December 31, 2021. 2. Figure reflects growth rate versus €225 mm (midpoint of our €220 - 230 mm Net Gaming Revenue outlook for 2025). 3. See Use of Projections disclaimer on page 3. 23% 6% (2) 220 - 230 10 - 15

Q&A

4 Appendix

4 Consolidated Net Gaming Revenue and Adj. EBITDA[1]

codere online

Net Gaming Revenue

Figures in EUR mm

	Q1-21	Q2-21	Q3-21	Q4-21	FY-21	Q1-22	Q2-22	Q3-22	Q4-22	FY-22	Q1-23	Q2-23	Q3-23	Q4-23	FY-23	Q1-24	Q2-24	Q3-24	Q4-24	FY-24	Q1-25
Spain	13.0	12.6	11.6	12.6	49.8	13.2	14.1	14.9	17.8	60.0	18.4	17.5	18.9	20.8	75.7	22.3	21.8	20.9	22.8	87.7	21.9
Mexico	6.4	6.4	7.1	7.9	27.9	10.0	11.9	12.9	16.3	51.1	17.6	18.0	21.0	25.1	81.7	26.6	28.2	26.7	25.1	106.6	30.5
Other[2]	1.0	1.7	1.2	1.7	5.6	2.3	3.2	2.8	3.5	11.8	3.5	3.6	3.3	4.2	14.5	4.1	4.4	4.1	4.6	17.3	4.5
Total	**20.5**	**20.7**	**19.8**	**22.2**	**83.2**	**25.5**	**29.2**	**30.6**	**37.7**	**122.9**	**39.5**	**39.1**	**43.2**	**50.1**	**171.9**	**53.0**	**54.4**	**51.7**	**52.6**	**211.6**	**57.0**

Adj. EBITDA

Figures in EUR mm

	Q1-21	Q2-21	Q3-21	Q4-21	FY-21	Q1-22	Q2-22	Q3-22	Q4-22	FY-22	Q1-23	Q2-23	Q3-23	Q4-23	FY-23	Q1-24	Q2-24	Q3-24	Q4-24	FY-24	Q1-25
Spain[3]	0.2	0.5	2.8	3.1	6.6	2.5	3.6	4.8	3.7	14.6	6.1	5.7	8.2	7.7	27.6	6.8	6.0	5.8	7.1	25.7	5.5
Mexico	-1.8	-2.2	-3.5	-3.9	-11.4	-7.7	-4.1	-8.1	-8.3	-28.2	-2.0	-1.7	-2.6	-2.2	-8.5	0.3	0.2	0.8	-0.9	0.5	1.8
Other[2]	-0.8	-0.8	-1.6	-2.3	-5.4	-3.3	-4.1	-4.3	-3.9	-15.6	-1.5	-1.5	-0.9	-1.6	-5.5	-0.8	-1.0	-0.6	-0.1	-2.5	-0.3
B2C Adj. EBITDA	**-2.3**	**-2.6**	**-2.2**	**-3.1**	**-10.2**	**-8.5**	**-4.5**	**-7.6**	**-8.6**	**-29.2**	**2.6**	**2.4**	**4.6**	**3.9**	**13.6**	**6.3**	**5.2**	**6.0**	**6.1**	**23.6**	**7.0**
Undistributed B2B / HQ Opex[4,5]	-3.3	-3.3	-3.6	-3.5	-13.6	-5.0	-5.7	-5.2	-6.1	-22.0	-5.7	-6.9	-4.6	-8.0	-25.3	-4.6	-3.9	-4.5	-4.2	-17.2	-5.2
Adj. EBITDA[6]	**-5.6**	**-5.8**	**-5.8**	**-6.5**	**-23.8**	**-13.4**	**-10.3**	**-12.8**	**-14.7**	**-51.2**	**-3.1**	**-4.5**	**0.0**	**-4.1**	**-11.7**	**1.7**	**1.3**	**1.5**	**1.9**	**6.4**	**1.8**

1. Net Gaming Revenue, EBITDA and Adj. EBITDA are non-IFRS measures -- see page 26 for a reconciliation of these and other non-IFRS measures to their most directly comparable IFRS measure.
2. Includes Colombia, Panama, the City of Buenos Aires (Argentina) and Italy which was sold on December 30, 2022.
3. FY-23 figure excludes the €0.5 mm impact of a retail withdrawal fraud.
4. FY-23 and FY-22 figures are proforma for a reclassification of Colombian non-deductible VAT from CIT to Gaming Taxes and Other expenses, resulting in a €0.8 mm and €0.9 mm lower EBITDA, respectively each year.
5. Reflects personnel, headquarter and other expenses that have not been allocated to individual B2C business units. Starting in 2024, certain expenses previously reported as B2B expenses have been allocated to individual B2C units.
6. Figures exclude non-cash provisions related to the long term incentive plan for employees. FY-22 figures also exclude the €0.7 mm cash impact from a cyber-related fraud incident. Since Q1-23, Adj. EBITDA excludes the impact of inflation accounting (IAS 29) in Argentina. Since Q2-24, Adj. EBITDA reflects the impact from the capitalization of certain office and car leases pursuant to IFRS 16.

22

4 Consolidated Income Statement[1]

codere online

Consolidated Income Statement

Figures in EUR mm

	Q1-21	Q2-21	Q3-21	Q4-21	FY-21	Q1-22	Q2-22	Q3-22	Q4-22	FY-22	Q1-23	Q2-23	Q3-23	Q4-23	FY-23	Q1-24	Q2-24	Q3-24	Q4-24	FY-24	Q1-25
Net Gaming Revenue	**20.5**	**20.7**	**19.8**	**22.2**	**83.2**	**25.5**	**29.2**	**30.6**	**37.7**	**122.9**	**39.5**	**39.1**	**43.2**	**50.1**	**171.9**	**53.0**	**54.4**	**51.7**	**52.6**	**211.6**	**57.0**
Marketing[2]	-13.4	-14.2	-12.0	-14.8	-54.4	-22.1	-19.3	-24.3	-31.2	-96.9	-19.8	-19.1	-19.7	-25.0	-83.7	-22.3	-23.5	-22.4	-21.8	-90.0	-23.8
Platform & Content[3]	-6.6	-6.6	-7.4	-7.2	-27.8	-8.6	-9.2	-9.1	-9.3	-36.2	-10.7	-11.7	-10.0	-11.5	-43.9	-13.3	-14.2	-12.9	-13.8	-54.2	-13.8
Gaming Taxes[4,5]	-3.3	-3.2	-3.2	-3.4	-13.1	-4.1	-5.2	-5.2	-6.8	-21.4	-6.9	-6.9	-7.4	-9.6	-30.8	-9.3	-9.4	-8.9	-8.9	-36.5	-10.2
Personnel	-1.9	-1.9	-2.0	-2.4	-8.1	-2.7	-2.9	-3.1	-3.5	-12.2	-3.8	-3.5	-4.1	-4.3	-15.7	-4.4	-3.9	-4.2	-4.7	-17.3	-5.1
Other[5]	-1.0	-0.7	-0.9	-1.0	-3.6	-1.4	-2.8	-1.7	-1.5	-7.4	-1.4	-2.4	-2.0	-3.7	-9.6	-2.0	-2.1	-1.8	-1.4	-7.3	-2.2
Adj. EBITDA[6]	**-5.6**	**-5.8**	**-5.8**	**-6.5**	**-23.8**	**-13.4**	**-10.3**	**-12.8**	**-14.7**	**-51.2**	**-3.1**	**-4.5**	**0.0**	**-4.1**	**-11.7**	**1.7**	**1.3**	**1.5**	**1.9**	**6.4**	**1.8**

% of Net Gaming Revenue

	Q1-21	Q2-21	Q3-21	Q4-21	FY-21	Q1-22	Q2-22	Q3-22	Q4-22	FY-22	Q1-23	Q2-23	Q3-23	Q4-23	FY-23	Q1-24	Q2-24	Q3-24	Q4-24	FY-24	Q1-25
Net Gaming Revenue	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**
Marketing[2]	-65.6%	-68.5%	-60.7%	-66.6%	-65.4%	-86.5%	-66.2%	-79.5%	-82.9%	-78.8%	-50.3%	-48.8%	-45.6%	-50.0%	-48.7%	-42.1%	-43.2%	-43.3%	-41.5%	-42.5%	-41.8%
Platform & Content[3]	-32.1%	-31.9%	-37.4%	-32.5%	-33.4%	-33.8%	-31.6%	-29.6%	-24.7%	-29.5%	-27.1%	-29.9%	-23.1%	-22.9%	-25.5%	-25.1%	-26.1%	-25.0%	-26.2%	-25.6%	-24.3%
Gaming Taxes[4,5]	-15.9%	-15.5%	-16.4%	-15.2%	-15.7%	-16.2%	-17.9%	-17.0%	-18.0%	-17.4%	-17.4%	-17.6%	-17.1%	-19.2%	-17.9%	-17.5%	-17.3%	-17.2%	-16.9%	-17.2%	-17.9%
Personnel	-9.2%	-9.1%	-10.1%	-10.6%	-9.8%	-10.5%	-9.8%	-10.2%	-9.4%	-9.9%	-9.5%	-8.9%	-9.5%	-8.6%	-9.1%	-8.3%	-7.2%	-8.2%	-9.0%	-8.2%	-9.0%
Other[5]	-4.7%	-3.2%	-4.7%	-4.5%	-4.3%	-5.5%	-9.7%	-5.6%	-4.0%	-6.0%	-3.6%	-6.2%	-4.6%	-7.5%	-5.6%	-3.7%	-3.8%	-3.5%	-2.8%	-3.4%	-3.9%
Adj. EBITDA[6]	**-27.5%**	**-28.3%**	**-29.3%**	**-29.4%**	**-28.6%**	**-52.6%**	**-35.3%**	**-41.9%**	**-38.9%**	**-41.6%**	**-7.9%**	**-11.5%**	**0.1%**	**-8.2%**	**-6.8%**	**3.3%**	**2.4%**	**2.8%**	**3.7%**	**3.0%**	**3.2%**

1. FY-20 and FY-21 figures exclude .com business (Greenplay), which was sold on December 31, 2021.
2. Includes all direct marketing, indirect marketing and affiliate fees (See page 28 for definitions of these items). Figures for 2022 include a reclassification of certain Marketing expenses previously included in Other.
3. Includes payment service provider fees and sports streaming / data feeds.
4. FY-22 figure excludes a €0.8 mm non-cash provision related to the 2021 regulatory fee paid to the Spanish regulator (DGOJ) in January 2022 that was incorrectly accounted for in 2022 instead of 2021.
5. FY-23 and FY-22 figures are proforma for a reclassification of non-deductible Colombian VAT from CIT to Gaming Taxes and Other expenses, resulting in a €0.8 mm and €0.9 mm lower EBITDA, respectively each year. FY-23 figures exclude the €0.5 mm impact of a retail withdrawal fraud in Spain.
6. Figures exclude non-cash provisions related to the long term incentive plan for employees. FY-22 figures also exclude the €0.7 mm cash impact from a cyber-related fraud incident. Since Q1-23, Adj. EBITDA excludes the impact of inflation accounting (IAS 29) in Argentina. Since Q2-24, Adj. EBITDA reflects the impact from the capitalization of certain office and car leases pursuant to IFRS 16.

23

4 Regulatory Overview

	Regulator	Regulation / Launch Date[1]	# Licensed Operators[2]	Codere Online Launch Date	Codere Online License Expiry	Retail Requirements[3]	Effective Gaming Tax (% NGR 2024)
Latin America							
Mexico	Secretaria de Gobernacion (SEGOB)	2014 / 2016	25+	2016	May 2027 (LIFO License)	Yes	21%
Colombia	Coljuegos	2016 / 2017	15	2018	November 2025	No	15% (Statutory)[4]
City of BA	Lotería de Buenos Aires (LOTBA)	2020 / 2021	11	2021	December 2026	No	15.4% (Statutory)[7]
Province of BA	Instituto Provincial de Loteria y Casinos (IPLYC)	2019 / 2021	7	N.A.	N.A.	No[5]	23.5% (Statutory)[8]
Province of Mendoza	Instituto Provincial de Juegos y Casinos (IPJC)	2022 / 2023	5	2024	2033	No[6]	24.5% (Statutory)[9]
Panama	Junta de Control de Juego (JCJ)	Sports: 2002 / 2016 Casino: 2020 / 2020	3+	2017 (Sports Betting) 2022 (Casino)	December 2041	No	10%
Europe							
Spain	Dirección General de Ordenación del Juego (DGOJ)	2012 / 2012	77	2012	May 2032	No	12%

1) Regulation for online sports betting and casino unless indicated otherwise.
2) As per the latest available public information and / or Codere Online estimates.
3) Retail license or operation required to operate online.
4) Figure does not include a 19% indirect value-added tax on player deposits that is in effect since February 2025.
5) Partnership with a local operator required for international operators.
6) Retail presence not required but contributed additional points in the tender process.
7) Figure includes 10% gaming tax (% of NGR) and 6% gross revenue tax (% of NGR less gaming taxes).
8) Figure includes 10% gaming tax (% of NGR) and 15% gross revenue tax (% of NGR less gaming taxes).
9) Figure includes 10% gaming tax (% of GGR) and 12% gross revenue tax (% of GGR less gaming taxes).

24

4 Market Overview - Online B2C (Latam) (1) Figures reflect total online onshore (excl. lotteries) GGR as per H2GC as of May 2025. (2) Figures reflect total online offshore (excl. lotteries) GGR as per H2GC as of May 2025. Codere Online’s Core Markets (Mexico, Colombia, Argentina and Panama) represented over 79% of the LatAm market in 2024 but will represent approximately 36% of the overall market by 2029, with the regulation of gaming in Brazil, which alone is expected to represent 44% of the TAM in LatAm by 2029. 5Y CAGR % Total 2029E (€mm) (1) 3Y CAGR % Total 2027E (€mm) (1) % Total 2024A (€mm) (1) Country NM 44% 5,835 NM 41% 4,052 0% 7 Brazil 11% 18% 2,438 12% 20% 2,021 46% 1,458 Mexico 27% 10% 1,257 34% 9% 936 12% 387 Argentina 10% 8% 1,030 12% 9% 901 20% 646 Colombia 20% 3% 441 28% 4% 378 6% 179 Peru NM 3% 344 NM 2% 219 0% 12 Chile 12% 1% 102 12% 1% 83 2% 59 Uruguay 7% 0% 56 6% 0% 49 1% 41 Puerto Rico 18% 0% 44 18% 0% 31 1% 19 Panama 35% 13% 1,652 50% 13% 1,251 12% 372 Rest of LatAm 33% 100% 13,200 46% 100% 9,923 100% 3,179 Grand Total 25

4 Net Gaming Revenue and Adj. EBITDA Reconciliation

Figures in EUR mm

IFRS	2020	2021	2022	2023	2024	Q1-25
Accounting Revenue[(1)]	**70.5**	**80.3**	**115.7**	**161.6**	**201.4**	**54.3**
(-) Greenplay[(2)]	-1.2	-0.4	0.0	0.0	0.0	0.0
(+) Accounting Adjustments[(3)]	2.0	3.3	7.2	10.3	10.3	2.6
Net Gaming Revenue	**71.3**	**83.2**	**122.9**	**171.9**	**211.6**	**57.0**
Net Income (Loss)	**-16.3**	**-68.0**	**-46.4**	**-2.4**	**3.7**	**-0.7**
(+/-) Provision for Corporate Income Tax[(4)]	1.5	1.0	3.0	-6.5	2.0	0.2
(+/-) Interest Expense / (Income)[(5)]	0.5	-4.0	-8.2	-4.9	-4.4	1.1
(+/-) Var. In Fair Value of Public Warrants[(6)]	0.0	0.0	-4.2	-0.9	3.1	0.5
(+) D&A	0.9	0.7	0.6	0.1	0.4	0.2
EBITDA[(4)]	**-13.4**	**-70.3**	**-55.3**	**-14.6**	**4.8**	**1.3**
(+) Employee LTIP Expense[(7)]	0.0	0.0	3.4	1.8	1.7	0.5
(+/-) Other Accounting Adjustments[(8)]	7.8	1.1	-0.8	0.7	-0.1	0.0
Adj. EBITDA (Pre Non-Recurring Items)	**-5.6**	**-69.2**	**-52.7**	**-12.2**	**6.4**	**1.8**
(+) Business Combination Transaction Expenses[(9)]	0.0	9.6	0.0	0.0	0.0	0.0
(+) IFRS 2 Impact[(10)]	0.0	35.8	0.0	0.0	0.0	0.0
(+) Other Non-Recurring Items[(11)]	0.0	0.0	1.5	0.5	0.0	0.0
Adj. EBITDA	**-5.6**	**-23.8**	**-51.2**	**-11.7**	**6.4**	**1.8**

1. 2021 figure differs from that included in our Q4 2021 earnings presentation where we excluded Greenplay's Accounting Revenue (see footnote 2). 2023 figure varies from prior earnings presentations given certain minor adjustments that emerged in the 2023 audit when preparing our 2023 Annual Report on Form 20-F.
2. Reflects Accounting Revenue from our former .com business, which we sold on December 31, 2021 and have excluded for comparability purposes. 2020 and 2021 figures differ from those included in our Q4 2021 earnings presentation as those reflected Greenplay's Net Gaming Revenue.
3. Figures primarily reflect differences in recognition of revenue related to certain partner and affiliate agreements in place in Colombia and VAT impact from entry fees in Mexico.
4. FY-22 figure will vary from prior presentations which were proforma for a reclassification of non-deductible VAT in Colombia from CIT to EBITDA, resulting in a €0.8 mm lower Provision for CIT and corresponding decreases in EBITDA. To properly align the Provision for CIT with that reported in our Annual Reports on form 20-F, that impact is now being reflected in "Other Accounting Adjustments".
5. Figures include losses / (gains) from realized exchange rate variations and impact from the application of IAS 29 (Financial Reporting in Hyperinflationary Economies) in Argentina.
6. In our Annual Reports on form 20-F, variations in fair value of public warrants are included in EBITDA while in our management reporting they are included in interest expense / income (i.e. no impact on EBITDA).
7. 2023 figure varies from prior earnings presentations given a €1.5 mm over provision that emerged in the 2023 audit when preparing our 2023 Annual Report on Form 20-F.
8. Figures primarily reflect costs related to a legacy affiliate program in Mexico, post-closing adjustments to financial accounts to reflect commercially agreed platform and technology services fees, and actual costs of doing business (i.e. invoicing between Codere Group companies and Codere Online companies) and, in 2022, a Provision for CIT (see footnote 4 above). Since Q1-23, figure reflects the impact of inflation accounting (IAS 29) in Argentina.
9. Reflects fees and related expenses in connection with the merger with DD3 Acquisition Corp. II. 2021 figure differs from our Q4-21 earnings presentation as a portion of the business combination transaction costs that were supported by Codere Online's majority owner (Codere NewCo, S.A.) was ultimately accounted for as a capital increase thereby increasing the expense related to transaction costs (i.e. impact to income statement) in the applicable accounting period.
10. Reflects non-cash impact from the application of IFRS 2 (the difference in the fair value of shares and warrants issued to holders of DD3 Acquisition Corp. II Common Stock in excess of its net assets).
11. 2022 figures reflect the €0.7 mm cash impact from the cyber-related fraud incident and the €0.8 mm non-cash provision related to the 2021 regulatory fee (i.e. canon) paid to the Spanish regulator (DGOJ) in January 2022 that was incorrectly accounted for in 2022 instead of 2021; 2023 figures reflect the €0.5 mm impact of a retail withdrawal fraud in Spain.

26

27 4 Defined Terms • Avg. Monthly Actives : Average number of sports betting and casino customers who placed a real money bet (i.e. excludes free bets) in a given month. • Avg. Monthly Spend per Active: Avg. Monthly Net Gaming Revenue (NGR) during a given period divided by Avg. Monthly Actives during the period. • Conversion Rate: Number of FTDs in a given period divided by the number of new registrations during the period. • Core Markets: Markets in which Codere Online is currently operating (Mexico, Colombia, Panama, City of Buenos Aires and Spain). • Cost Per Acquisition (CPA): Direct Marketing Spend during a given period divided by number of FTDs acquired during the period. • Direct Marketing Spend means the sum of all ATL Marketing Spend, BTL Marketing Spend and Omni - Channel Marketing Spend: • Above - the - Line (ATL) Marketing Spend means the sum of all discretionary investment in i) traditional media channels (TV, radio, etc.) in an effort to reach a broader audience but with low frequency and ii) digital media channels (direct deals, programmatic advertising, influencers) to reach a narrower audience but with high frequency; priority is building brand awareness (which benefits medium/long - term acquisition, retention and player value) versus immediate acquisition. • Below - the - Line (BTL) Marketing Spend means the sum of all discretionary investment in i) search engine management (i.e. paid search), ii) social media (Facebook, Instagram, Twitter, etc.) and iii) other targeted digital acquisition media; priority is more immediate acquisition than building brand awareness. • Omni - Channel Marketing Spend means the sum of all discretionary investment in advertising, campaigns and promotions taking place in Codere controlled reta il venues in furtherance of converting Codere retail customers into online customers (i.e. the omni - channel strategy). • Expansion Markets: Currently regulated and unregulated markets in which Codere Online does not have an existing presence (Brazil, Chile, Peru, Puerto Rico, Uruguay, and Argentina excluding City of Buenos Aires). • First Time Deposits (FTD): New players who make a deposit for the first time during a given period. • Gross Gaming Revenue (GGR): Gross value of wagers less player winnings. • Lifetime Value (LTV): The average amount of NGR generated per FTD (based on all FTDs acquired in a given period) in the first 5 years following acquisition. • Net Gaming Revenue (NGR): GGR less impact from player bonuses / promotional bets. • Omni - channel Players: Existing Codere Group registered retail customers who are then converted to online. • Pure Online Players: Codere Online customers who were not previously registered through a Codere Group retail location.

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